UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of September, 2010

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 21, 2010, Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) announced that the controlling shareholders of the Company, the Levitt and Moros families (together with their affiliated entities, the “Levitt/Moros Shareholders”), executed a letter agreement (the “Letter Agreement”) on September 20, 2010 with Sun Pharmaceutical Industries Ltd. and certain affiliated entities (“Sun Pharma”).

Transfer of Control

Pursuant to the Letter Agreement, the Levitt/Moros Shareholders transferred certain beneficial interests in the Company to Sun Pharma in accordance with an Option Letter Agreement dated May 18, 2007, by and among Taro Development Corporation, Barrie Levitt, Tal Levitt, Dan Moros, Jacob Levitt and Sun Pharma’s affiliate, Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”).  Among the interests transferred was beneficial ownership of the Founders’ Shares of Taro, which carry one-third of the voting power of Taro’s capital stock.

Concurrently with the execution of the Letter Agreement, Sun Pharma and the members of Taro’s Board of Directors (the “Board”), including the Levitt/Moros Shareholders, entered into a settlement agreement and release (the “Settlement Agreement”), pursuant to which Sun Pharma and the incumbent members of Taro’s Board agreed, among other things, to release each other from, and covenanted not to sue based on, certain claims related generally to the acquisition of Taro by Sun Pharma and litigation arising therefrom.

Taro’s Board of Directors

Also, on September 20, 2010, Taro’s Board passed a resolution appointing Dilip Shanghvi, Sudhir Valia, Aalok Shanghvi, Hasmukh Shah and Ilan Leviteh as members of the Board, and the incumbent members of Taro’s Board submitted their resignations as directors and officers of the Company and its subsidiaries, as applicable.  At a subsequent Board meeting, Mr. Dilip Shanghvi was elected Chairman of Taro’s Board.

Taro’s new Board members are expected to serve as directors of the Company until Taro’s next Annual General Meeting of its Shareholders, which is anticipated to be held later in the year.  The background of each of the directors is as follows:

Mr. Dilip Shanghvi is Chairman and Managing Director of Sun Pharmaceutical Industries Ltd.  Sun Pharma is the fastest growing, most profitable and highest valued pharmaceutical company in India.  Sun Pharma has leadership in 11 specialty therapy areas within India, has 53% of sales coming from international markets and invested over Rs 17 billion in R&D until now.

Mr. Shanghvi’s extensive experience in the pharmaceutical industry includes being Chairman and Managing Director of Sun Pharmaceutical Advanced Research Company Ltd., an international pharmaceutical company engaged in research and development of drugs and delivery systems.  In addition, Mr. Shanghvi has served as Chairman of the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”), a Sun Pharma subsidiary, since 1997.

Mr. Sudhir Valia joined Sun Pharmaceutical Industries Ltd. as a full-time director since his appointment in April 1994 and is currently responsible for finance, commercial, operations, projects and quality control, among other things.  Prior to joining Sun Pharma, Mr. Valia was a qualified chartered accountant in private practice.  In addition to being on the Board of Directors of a number of companies in Sun Pharma’s group, including Sun Pharmaceutical Advanced Research Company Ltd., he is also on the Board of Directors of Caraco.

Mr. Aalok Shanghvi works as a Manager, Business Development in International Marketing for Sun Pharma.  He also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.  Mr. Shanghvi earned his Bachelor of Science in Molecular Biology at the University of Michigan.

Mr. Hasmukh Shah has four decades of experience in senior management, and was formerly the Chairman and Managing Director of Indian Petrochemical Corporation Ltd., as well as the Vice Chairman of GE Capital and advisor to GE in India.  Mr. Shah has had wide experience in various government departments, including as Joint Secretary to the Prime Minister, as Secretary, Post & Telegraph and as Chairman, National Institute of Design, as well as the Institute of Rural Management, Anand and the Gujarat Council of Science & Technology.

Mr. Ilan Leviteh served as President and CEO of Makhteshim Agan Industries, Ltd. (TASE: MAIN), a public company traded on the Tel Aviv Stock Exchange, for sixteen years.  Mr. Leviteh has also chaired the boards of directors of LycoRed Ltd., Galam Ltd. and Enzymotec Ltd., among other companies, and served as a director on other public company boards.  Mr. Leviteh received a BSC of Chemical Engineering from the Technion Israeli Institute of Technology.

Warrant Exercise

In addition to the foregoing, the Company issued a letter dated September 20, 2010, to Sun Pharma and Alkaloida acknowledging the valid exercise by Alkaloida of a certain Warrant No. 2 issued August 1, 2007 for the purchase of 3,787,500 Ordinary Shares of Taro for an aggregate price of $22,725,000.  With the exercise of Warrant No. 2 as well as the completion of the acquisition of the shares from the Levitt/Moros Shareholders, Sun Pharma will own, or control, 22,913,168 (or, 52.9%) of Taro's Ordinary Shares and, with Taro's Founders' Shares, 68.6% of the vote attributable to the share equity of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 24, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Alexander Cossin
        Name:  Alexander Cossin
        Title:    Secretary